

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Kenneth C. Rogozinski
Chief Executive Officer
America First Multifamily Investors, L.P.
14301 FNB Parkway, Suite 211
Omaha, NE 68154

> **Re: America First Multifamily Investors, L.P.**
> **Registration Statement on Form S-3**
> **Filed August 31, 2021**
> **File No. 333-259203**

Dear Mr. Rogozinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 or, in her absence, Nolan McWilliams at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance